EXHIBIT 99.2

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2015

44 Victoria Street, Suite 400, Toronto, Ontario M5C 1Y2   Tel: 416-766-2804
Toll free: 1-866-365-4706   Fax: 416-642-2299
E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

TABLE OF CONTENTS

INTRODUCTION	3
DEFINITIONS	3
COMPANY OVERVIEW AND STRATEGY	4
ABORIGINAL CONSULTATIONS	7
OTHER RED LAKE PROJECTS	7
UNITED STATES PROPERTIES	7
OTHER DEVELOPMENTS	8
QUALIFIED PERSONS AND QUALITY ASSURANCE	9
RISKS AND UNCERTAINTIES	10
OPERATING RESULTS	10
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	13
CASH FLOWS	13
FINANCIAL INSTRUMENTS	14
OFF-BALANCE SHEET ARRANGEMENTS	15
PROVISION FOR CLOSURE AND RECLAMATION	15
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	16
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	18
OUTSTANDING SHARE DATA	21
INTERNAL CONTROL OVER FINANCIAL REPORTING	21
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	21
ADDITIONAL INFORMATION	21
FORWARD-LOOKING STATEMENTS	21
APPROVAL	23

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated November 12, 2015, includes financial information from, and should be read in conjunction with, the unaudited condensed consolidated financial statements for the third quarter ended September 30, 2015, and the audited consolidated financial statements as at and for the year ended December 31, 2014 and the accompanying MD&A for the year ended December 31, 2014.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward-looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, statement of comprehensive loss, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian-based company that is primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and other significant land packages in Nevada and Utah, United States. The Company does not have any assets or mineral properties that are in commercial production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the Securities and Exchange Commission (“SEC”) in the United States. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“F2 Gold Deposit” is a gold mineralized system located at the Phoenix Gold Property composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 m (3,937 ft.) and a depth extent of 1,650 m (5,413 ft.) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold Deposit for over 1,500 m (approximately 5,000 ft.) and to depths up to 750 m (approximately 2,500 ft.) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mines. The F2 Gold Deposit is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“PEA” means the amended and restated National Instrument 43-101 technical report titled “Preliminary Economic Assessment for the F2 Gold Deposit, Phoenix Gold Project, Red Lake, Ontario”, prepared by SRK Consulting (Canada) Inc., dated effective June 25, 2013 and filed on SEDAR on February 28, 2014.

“Phoenix Gold Project” The Phoenix Gold Project is the construction, development, and commissioning of an underground gold mine and mill located on the Phoenix Gold Property, as described in the Phoenix Project Closure Plan that was filed in December 2011 pursuant to the Mining Act (Ontario).

“Phoenix Gold Property” is the property containing the Phoenix Gold Project located in Bateman Township, Municipality of Red Lake, Ontario, Canada.

COMPANY OVERVIEW

Rubicon is a development stage company focused on bringing its 100% owned Phoenix Gold Project, located in the prolific Red Lake gold district in northwestern Ontario, Canada, into potential commercial production. Additionally, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district and approximately 350 square miles of mineral property interests in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States. Rubicon's shares are listed on the NYSE.MKT (RBY) and the Toronto Stock Exchange (RMX).

Rubicon has substantially completed the construction of surface and mill infrastructure at the Phoenix Gold Project.  Between October 1, 2011 and September 30, 2015, the Company had spent approximately $457 million on the construction and development of the Phoenix Gold Project and in June 2015, the Company announced its first gold pour.

On November 3, 2015, the Company announced that it was suspending underground activities at the Phoenix Gold Project while it enhances its geological model of the F2 Gold Deposit and develops a project implementation plan. During trial stoping, the Company determined that the geology was more challenging than had been anticipated based on historical drilling and that additional analysis was required for it to be fully understood. The Company believes that it needs to better define the value of the Phoenix Gold Project with further work and is undertaking a project implementation plan (the “Phoenix Project Implementation Plan” or “PPIP”) with the goal of providing a better path towards profitability. Rubicon will work with SRK Consulting (Canada) Inc. (“SRK”) and a team of qualified advisors on the PPIP. The PPIP is a detailed engineering and economic framework that includes a new mineral resource estimate, mine planning, underground infrastructure, geotechnical analysis, maintenance, processing, safety and environmental management, sustainability planning, human resources, cost estimation, economic analysis, and risk assessment. The Company anticipates this process to be completed in second quarter of 2016.

As part of announcement of the suspension of underground activities and the PPIP, the Company also announced that:

•
The Company has initiated a company-wide cost cutting plan effective November 3, 2015. In conjunction with the suspension of underground activities the Company has temporarily laid-off approximately 200 employees and 110 contractors, amounting to 87% of Company employment;

•	Rubicon will work with SRK and a team of qualified advisors to enhance the geological model, develop a new mineral resource estimate, and produce the PPIP;

•
During the third quarter of 2015, the Company completed a reconciliation of its first trial stope with the 2012 SRK in-situ mineral resource block model (the “2012 SRK Model”) estimate for the stope. The average milled grade of the first trial stope was 5.03 grams per tonne of gold (“g/t Au”)  compared to the 2012 SRK Model grade estimate of 4.85 g/t Au;

•	Since the start of commissioning in May 2015, Rubicon has produced 3,704 ounces of gold (and sold 2,498 ounces of gold);

•
On September 30, 2015, Rubicon was ordered by the Ministry of Environment and Climate Change ("MOECC") to temporarily suspend mill operations at the Phoenix Gold Project to treat elevated ammonia levels, discharge sufficient water from the tailings management facility (“TMF”), and to upgrade the TMF, under specific timelines;

•
On October 30, 2015, the Ministry of Environment and Climate Change (the “MOECC”) gave Rubicon permission to restart mill operations. The Company has been successful in reducing ammonia levels, discharging treated effluent to the environment, and upgrading its tailings management facility (“TMF”).  Mill operations resumed on October 31, 2015, however the MOECC orders dated September 8, 2015 and September 30, 2015 remain outstanding until further notice;

•
As of October 31, 2015, the Company has a stockpile of approximately 11,000 tonnes of mineralized material at an estimated gold grade of approximately 4.0 g/t, which the Company expects to process in November 2015;

•	As of October 31, 2015, the Company’s working capital balance is approximately $23 million and believes this is sufficient to carry the Company through the PPIP period;

•
The Phoenix Gold Project is a development asset.  The Company has commencd the PPIP with a goal of optimizing the Phoenix Gold Project.  It is anticipated that additional funding will be required to execute this mine plan.  The Company's primary objective is to move the Phoenix Gold Project into commercial production.

F2 Gold Deposit

Trial stoping has revealed the complexity of the F2 Gold Deposit. Gold mineralization at the F2 Gold Deposit is primarily hosted within and along the boundaries of two rock types: high-titanium basalts ("HiTi basalts") and felsic intrusive rocks. The majority of the gold distribution is contained within the HiTi basalts, with gold grades that are spatially highly variable and associated with visible, nuggety gold. Applying data from core drilling, underground chip samples, and an appreciation of the lithologies that host gold at the F2 Gold Deposit, the Company is further refining its interpretation of the geological framework which hosts the F2 Gold Deposit.

The Company believes that with additional analysis, it can further enhance its three-dimensional geological interpretation of the F2 Gold Deposit, which will contribute to the optimization of planned tonnes and gold grades in the future. Rubicon will continue to work with SRK and other consultants to enhance its three-dimensional geological and mineral resource modelling and to develop the PPIP, with a goal to provide a better path towards profitability.

Results for the Trial Stoping Period to the end of September 30, 2015

Rubicon commenced the trial stoping period in July 2015 following the successful completion of mill commissioning. During the trial stoping period to the end of September 30, 2015, which included the drawdown of the first trial stope and lower-grade stope development material, the Company processed 20,718 tonnes of mineralized material, grading at 4.29 g/t Au. Rubicon achieved an average mill recovery of 92.6% and produced 2,647 ounces of gold. Average mill throughput rates for the period were primarily affected by the fall of ground on the 183-metre level, delays in underground construction, and the late delivery of mining equipment. Average grades for the period were lower than expectations due to low-grade stockpile processed in September and higher than expected internal dilution from the first trial stope.

Summary of Results from the Trial Stoping Period Ending September 30, 2015:

	Trial stoping period(a)
Operating Metrics	July	Aug	Sep	Total
Waste mined (tonnes)	13,326	9,339	16,475	39,140
Mineralized material milled (tonnes)	5,940	8,460	6,318	20,718
Average milling rate (tpd)	192	273	211	225
Grade to the mill (g/t Au)	3.34	5.26	3.89	4.29
Average mill recovery (%)	94.4	92.9	90.6	92.6
Produced gold (ounces)	602	1,329	716	2,647

(a)	Includes results from first trial stope

For the three months-ended September 30, 2015, the Company incurred expenditures on an accrual basis of approximately $30.6 million on the development of the Phoenix Gold project.  The breakdown of these expenditures is as follows:

•	Trial stoping activities of $19.7 million
•	Underground development activities of $11.6 million
•	Additions to mine site and surface equipment of $1.8 million
•	Metal sales of $2.5 million, credited against E&E expenditures

For the three months-ended September 30, 2015 the Company sold 1,607 ounces of gold at an average realized price of US $1,128/oz. and delivered 75 ounces of gold to Royal Gold at an average realized price of US $1,110/oz.  As per the Gold Stream Facility agreement with Royal Gold, 75% of the market price of the delivered ounces are used to reduce the Gold Stream Facility liability and 25% is received as a cash payment by the Company.

Results from the First Trial Stope and Reconciliation

SRK was engaged to complete a third-party reconciliation of Rubicon's first trial stope. The Company completed the drawdown and processing of material from its first trial stope at the 305-metre level in September 2015. The mill results from the first trial stope reconciled well with the 2012 SRK Model with respect to grade. The mill reconciliation reported 15,584 tonnes of mineralized material with a mill head grade of 5.03 g/t Au. The comparable 2012 SRK Model was 17,190 tonnes of mineralized material with a grade of 4.85 g/t Au.

Trial stope mill results compared to the 2012 SRK Model:

	2012 SRK Model	Mill reconciliation	Variance (Δ)	Variance (%)
Mineralized material tonnes (t)	17,190	15,584	-1,606	-9%
Gold grade (g/t Au)	4.85	5.03	+0.18	+4%

Rubicon believes that there are opportunities to optimize the stope design and stoping method of future stopes.  SRK calculated internal dilution of 66.5% (tonnage less than 5.0 g/t Au cut-off grade) and external dilution of 2.4% in the first trial stope. The results of the first trial stope reconciliation provide important information that will allow the Company to further enhance its geological interpretation of the F2 Gold Deposit.

Underground Activities

On November 3, 2015, substantially all planned underground activities were suspended, including development, trial stoping, and infrastructure construction.  The Company has completed the following underground initiatives:

•	The fall of ground at the 183-metre level was fully remediated;

•	The 305-metre level haulage upgrades, including the installation of a car dump at the shaft station, was completed. The Company has received all the mobile and rail equipment on site;

•	Ramp connection between the 244- and 305-metre levels was completed;

•	Construction of the rock breaker and grizzly at the 305-metre level was completed;

•
Rubicon has stockpiled approximately 11,000 tonnes of mineralized material, at a grade of approximately 4.0 g/t Au (based on sampling).  The Company will process all the stockpiled mineralized material during November 2015; and

•	The Company had eleven test stopes in various stages of development and drawdown.

Balance Sheet

As of September 30, 2015, the Company had a cash balance of $52.0 million and working capital of $36.5 million. Working capital at October 31, 2015 was approximately $23.0 million. Rubicon has initiated company-wide cost cutting to protect the balance sheet. Rubicon estimates an average monthly burn rate of approximately $2.6 million through to the second quarter of 2016, when the Company anticipates completing the PPIP.

Change in Accounting Policy on Exploration and Evaluation Expenditures

In conjunction with the increased geological complexity of the F2 Gold Deposit, as determined in the trial stoping period, during the period ended September 30, 2015, the Company adopted a voluntary change in accounting policy on exploration and evaluation (“E&E”) expenditures.  The Company’s new policy on accounting for E&E expenditures is to expense these costs until such time as the technical feasibility and commercial viability has been established that supports the future development of the Project, and such development receives appropriate board approvals.  The change in accounting policy has been applied retrospectively to all of the Company’s exploration activities for all properties.  See “Changes in Accounting Policies” below.  The change in accounting policy does not impact the importance, scope or nature of the Company’s ongoing E&E activities.

ABORIGINAL CONSULTATIONS

Consultations are ongoing with local First Nation and Métis communities.

OTHER RED LAKE PROJECTS

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake area which were acquired for their high geological potential to host gold mineralization. Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these additional properties has been deferred to a future date, however, the Company considers these projects to be of strategic importance for future exploration.

UNITED STATES PROPERTIES

Nevada and Utah Properties in the Long Canyon Gold District

Rubicon controls approximately 350 square miles of variable fee simple mineral property interests in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States (“Nevada Properties”).

West Kirkland Mining Inc. (“West Kirkland”) held an option over the Nevada Properties and did not complete the required minimum earn in expenditures during 2014.  As a result, Rubicon terminated the agreement effective February 18, 2015. West Kirkland had spent approximately US$3 million on preliminary test work and drilling in four main targets: Toano, Lewis Spring, 12 Mile and Bandito. Rubicon has begun the process of exploring options to obtain value for its Nevada and Utah properties.

OTHER DEVELOPMENTS

Appointment of New Interim President and Chief Executive Officer

On October 5, 2015, the Company announced the appointment Michael D. Winship, a director of the Company since 2011, to the position of President and Chief Executive Officer (“CEO”) on an interim basis.  Mr. Winship will continue to serve as a director of the Company.  Mr. Winship takes over from Michael A. Lalonde who left the Company.

Mr. Winship has over 35 years of experience in the mining industry and most recently was the President and CEO of Orvana Minerals, Chief Operating Officer of Quadra FNX Mining, and President of Hudbay Minerals.  Mr.  Winship holds a bachelor’s degree in mining engineering from McGill University and is a Professional Engineer.

CPPIB Loan Facility

On May 12, 2015, the Company entered into a secured loan facility with CPPIB Credit Investments Inc. (“CPPIB”) for US$50.0 million (“Loan Facility”).  The Loan Facility bears interest at a rate of 7.5% per annum payable in cash on a quarterly basis.    Until May 12, 2017 the Company has the option of converting the current applicable interest rate of 7.50% per annum to an interest rate of 8.25% consisting of a 4.00% cash portion, payable on a quarterly basis, and a 4.25% portion, payable in kind.

The Loan Facility agreement contains a covenant to achieve commercial production, defined as 60 consecutive days of 875 tonnes per day of processed mineralized material at the Phoenix Gold Project, by February 12, 2016.  The Company is currently in discussions with CPPIB to ensure it remains in compliance with its obligations under the Loan Facility agreement during the period of the PPIP.

The principal amount of the Loan Facility is due and payable on the maturity date, May 12, 2020.  The Loan Facility is secured by a pledge of substantially all of the assets of the Company and its subsidiary, 0691403 B.C. Limited.

The US$50.0 million was drawn on May 12, 2015 and the Company granted CPPIB 10,000,000 common share purchase warrants (“Warrants”) exercisable on or before May 12, 2020, at a price of $1.715 per Warrant.  Transaction costs related to the Loan Facility amounted to $2.5 million. The proceeds from the Loan Facility are for the development of the Phoenix Gold Project.

Flow-Through Share Issuance

On April 9, 2015, the Company closed a public flow-through share offering of 23,600,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.28 per flow-through share for aggregate gross proceeds of $30.2 million.  The Company incurred share issuance costs of $2.0 million including an underwriter’s commission representing 5% of the gross proceeds.  As at September 30, 2015, the Company estimates it has spent the full gross proceeds of the offering of $30.2 million on eligible expenditures.  The Company expects the full amount of the offering will be renounced to investors with an effective renunciation date of December 31, 2015.

Long-Term Electricity Cost Savings Program

On May 20, 2015, the Company was accepted into the Industrial Electricity Incentive Stream 3 Program (“IEI Program”).  As part of the 9-year IEI Program, the Company anticipates an average electricity cost saving of approximately $4.0 million per full year of operations based on 2014 electricity rate information.  On May 20, 2015, the Company posted a deposit of $1.1 million as part of the terms of this agreement.

Power Agreements

In February 2015, the Company entered into a series of agreements to secure the remaining electric grid power requirements for the Phoenix Gold Project.  On February 25, 2015, the Company posted a deposit of $7.8 million, in the form of a letter of credit, to secure these obligations.  During the third quarter of 2015 the Company replaced this deposit with a performance guarantee.

The cost to the Company as a result of these agreements is dependent on a number of factors including the cost to construct the required power line upgrades and power usage levels over the life of the agreements.  During the second quarter of 2015 the Company accrued a provision in the amount of $6.6 million related to these agreements.  The cost of the infrastructure power agreements, in excess of amounts accrued, is estimated to be between $2.7-$16.5 million, and expected to be settled between 2016 and 2018.

Employee Share Purchase Plan

On June 24, 2015, at the Company’s annual general and special meeting of shareholders, shareholder approval was granted for the establishment of the Employee Share Purchase Plan (“ESPP”).  The ESPP is designed to advance the Company’s interests by encouraging officers and employees to acquire equity in the Company by way of acquisition of common shares through the ESPP.  Officers and employees of the Company are entitled to contribute up to 6% of their annual gross base salary to the ESPP and the Company will contribute an amount equal to 50% of each ESPP participant’s contribution.  The combined contribution will then be used to purchase common shares of the Company from treasury on a quarterly basis.  The commencement of the ESPP has been suspended until the completion of the PPIP.

Long Term Incentive Plan

In the first quarter of 2015 the Company established a Long-Term Incentive Plan consisting of Restricted Share Units (“RSU”) and Performance Share Units (“PSU”) for directors and certain employees of the Company.  On June 24, 2015, at the Company’s annual general and special meeting of shareholders, shareholder approval was obtained to modify the terms of the RSUs and PSUs, at the discretion of the Board, to issue an equivalent number of common shares in lieu of a cash payment.

QUALIFIED PERSONS AND QUALITY ASSURANCE

The Phoenix Gold Project drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red

Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals, a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

The content relating to the PEA has been read and approved by SRK staff including Mr.  Sébastien Bernier, P.Geo., Principal Consultant (Resource Geology), Mr. Glen Cole, P.Geo., Principal Consultant (Resource Geology), and Mr. Stephen Taylor P. Eng., Principal Consultant (Mining) and Mr. Pierre Roy, ing., P. Eng., of Soutex Inc., all independent Qualified Persons as defined by NI 43-101. The PEA was prepared by SRK with metallurgical and processing contributions from Soutex Inc. Individual contributing authors are Mr. Sébastien Bernier, Mr. Glen Cole, Mr. Stephen Taylor, and Mr. Dan Hewitt of SRK and Mr. Pierre Roy ing., P. Eng., of Soutex Inc. All are independent Qualified Persons as defined by NI 43-101.

Phoenix Gold Project operations, including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared PEA, any operating technical data disclosed in this MD&A has been verified by, and the technical operating disclosures in this MD&A, have been approved by Bill Shand, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

Howard Bird, B.Sc. (Hons.), P.Geo., Vice President, Exploration for the Company, is a Qualified Person and employee of the Company and have reviewed and approves the disclosure of technical and scientific information included in this MD&A.

RISKS AND UNCERTAINTIES

As stated above, the Company announced on November 3, 2015 that it suspended underground activities at the Project while it enhances its geologic model of the F2 Gold Deposit and develops the PPIP with a goal to provide a better path towards profitability. There is no guarantee though that the PPIP will be successful. The ability of the Company to successfully complete and implement the PPIP will depend on a number of factors including successfully enhancing the underlying geological model of the Project, obtaining additional capital that will be required to implement the PPIP (the amount of which has not yet been determined) and working with other stakeholders and financiers during the period of time while the PPIP is being prepared. Like all mineral exploration and development companies, Rubicon also continues to be subject to ongoing risk factors and uncertainties, among others, include political risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. These risk factors are more fully described in the Company’s Annual Information Form (“AIF”), dated March 27, 2015, for the year ended December 31, 2014, on file at www.sedar.com and www.sec.gov/edgar.shtml.

OPERATING RESULTS

Three Months ended September 30, 2015 compared to the Three Months ended September 30, 2014

For the three months ended September 30, 2015 the Company had a net loss of $29.4 million and a net loss per share of $0.07 compared to a net loss of $25.0 million and a net loss per share of $0.07 for the three months ended September 30, 2014, an increase of $4.4 million.  Comprehensive loss for the three months ended September 30, 2015 was $29.4 million compared to a comprehensive loss of $25.0 million for the prior year comparative period, an increase of $4.4 million.

Significant factors in line items that caused the change in net loss and comprehensive loss for the three months ended September 30, 2015 as compared to the three months ended September 30, 2014 were as follows:

•	Exploration and evaluation expenditures increased by $4.1 million primarily due to the on-going development of the Phoenix Gold Project;

•	Salaries and benefits increased by $0.3 million primarily due to the addition of administrative staff to support the Company’s increased operations;

•	Share based compensation increased by $0.6 million primarily due to the introduction of a long-term incentive plan and the timing of issuance of increased stock options in the current year;

•	Depreciation increased by $0.3 million primarily due to higher equipment availability and in use at the Phoenix Gold Project for the comparative periods;

•
Interest and other expense increased by $2.0 million primarily due to the introduction of the Loan Facility in the current year and due to lower interest income earned as a result of a lower average carried balance and a lower interest rate earned on cash and cash equivalents in the current period as compared to the preceding prior-year period;

•
Foreign exchange losses increased by $5.3 million due to movement in the Canadian / US dollar exchange rate and its effect on the Company’s Gold Stream Facility and Loan Facility liabilities, which are denominated in US dollars, and on the US dollar denominated cash and cash equivalents held by the Company;

•	Other fair value adjustment on the financial liabilities increased by $8.2 million primarily due to changes in forecasted gold price, interest rates, accretion, and share price;

•	Deferred income tax recovery increased by $0.2 million due to use of funds from the Flow-Through Shares issuance and resulting amortization of the flow-through share premium liability.

Nine Months ended September 30, 2015 compared to the Nine Months ended September 30, 2014

For the nine months ended September 30, 2015 the Company had a net loss of $108.5 million and a net loss per share of $0.28 compared to a net loss of $64.1 million and a net loss per share of $0.18 for the nine months ended September 30, 2014, an increased loss of $44.4 million.  Comprehensive loss for the nine months ended September 30, 2015 was $108.6 million compared to comprehensive loss of $63.8 million for the prior year comparative period, an increase of $44.8 million.

Significant factors in line items that caused the change in net loss and comprehensive loss for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014 were as follows:

•	Exploration and evaluation expenditures increased by $41.0 million primarily to on-going development of the Phoenix Gold Project;

•	Consulting and professional fees decreased by $1.9 million due to non-recurring professional and advisory fees incurred during the first quarter of 2014 in connection with the Gold Stream Facility;

•	Salaries and benefits increased by $1.4 million primarily due to the addition of administrative staff to support the Company’s increased operations;

•	Share based compensation increased by $2.2 million primarily due to the introduction of a long-term incentive plan and the timing of issuance of increased stock options in the current year;

•	Depreciation increased by $1.1 million primarily due to higher equipment availability and in use at the Phoenix Gold Project for the comparative periods;

•
Interest and other expense increased by $3.4 million primarily due to the introduction of the Loan Facility in the current year and due to a lower average carried balance and lower interest rate earned on cash and cash equivalents in the current period as compared to the preceding prior-year period;

•
Foreign exchange losses increased by $8.7 million due to movement in the Canadian / US dollar exchange rate and its effect on the Company’s Gold Stream Facility and Loan Facility liabilities, which are denominated in US dollars, and on the US dollar denominated cash and cash equivalents held by the Company;

•	Other fair value adjustment on the financial liabilities increased by $10.8 million primarily due to changes in forecasted gold price, interest rates, accretion, and share price;

•	Deferred income tax recovery increased by $1.4 million due to use of funds from the Flow-Through Shares issuance and resulting amortization of the flow-through share premium liability;

•
Other comprehensive income decreased by $0.4 million on fair value adjustment of available for sale financial instruments in the preceding year period; the Company disposed of these assets in the current year.

SUMMARY OF QUARTERLY RESULTS

The following results are based on the unaudited condensed consolidated interim financial statements.

	2015 Third Quarter	2015 Second Quarter	2015 First Quarter	2014 Fourth Quarter	2014 Third Quarter	2014 Second Quarter	2014 First Quarter	2013 Fourth Quarter
	$	$	$	$	$	$	$	$
Interest and other income (expense)	(1,527)	(681)	133	352	505	575	235	299
(Gain) loss on sale of investments	-	-	24	-	-	-	-	-
Net income (loss)	(29,389)	(39,558)	(39,566)	(33,008)	(24,971)	(19,375)	(19,784)	(17,594)
Basic and fully diluted net income (loss) per share	(0.07)	(0.10)	(0.11)	(0.09)	(0.07)	(0.05)	(0.06)	(0.06)

Annual totals in the table may differ slightly from annual reported amounts due to rounding.  The amounts in the above table have been restated to reflect a change in accounting policy as it relates to E&E expenditures.  See “Changes in Accounting Policies” below.

Overall, quarterly losses should tend to increase due to increased administration costs to support an expanding exploration and development program. Other factors generally causing significant variations in results between quarters include share-based compensation, exploration and evaluation expenditures, fair value adjustments on the Gold Stream Facility, fair value adjustment on the Warrant Liability,  foreign exchange gains and losses, gain or loss on sale of investments and mineral property option payments received in excess of property costs.  See operating results, above, for discussion of movement in net income (loss) for the three and nine months ended September 30, 2015 as compared to net income (loss) for the three and nine months ended September 30, 2014.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $36.5 million at September 30, 2015 compared to $82.8 million at December 31, 2014. Working capital decreased in the current year by $46.3 million, primarily due to development expenditures and other costs incurred during the year on the Phoenix Gold Project.

On April 9, 2015, the Company closed a bought deal private placement financing of 23,600,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.28 per flow-through share for aggregate gross proceeds of $30.2 million.  The gross proceeds from the offering were used to incur eligible Canadian Exploration Expenses.

On May 12, 2015, the Company entered into a financing agreement with CPPIB for a US$50 million secured Loan Facility.  The Loan Facility has a five-year term that will mature on May 12, 2020, with the entire principal amount payable at maturity.  The Loan Facility bears an annual cash interest rate of 7.5% payable in cash on a quarterly basis.  Until May 12, 2017 the Company has the option of converting the current applicable interest rate of 7.50% per annum to an interest rate of 8.25% consisting of a 4.00% cash portion, payable on a quarterly basis, and a 4.25% portion, payable in kind.

CASH FLOWS

Three Months ended September 30, 2015 compared to the Three Months ended September 30, 2014

For the three months ended September 30, 2015, the Company had net cash outflows of $25.4 million compared to net cash outflows of $29.1 million in the three months ended September 30, 2014, a decrease of net cash outflows of $3.7 million.  Lower spending on the development of the Phoenix Gold Project contributed to the net cash outflows decrease for the current period.

Operating Activities

Net cash used in operating activities was $33.1 million for the three months ended September 30, 2015 compared with net cash used in operating activities of $23.6 million for the three months ended September 30, 2014, representing an increase of net cash outflow of $9.5 million. The increase in cash used in operating activities was a result of an increase in the net loss as discussed in operating results above.

Investing Activities

Net cash from investing activities was $4.1 million for the three months ended September 30, 2015 compared with net cash used in investing activities of $18.3 million for the three months ended September 30, 2014, a difference of $22.4 million between periods. The change was due to a decrease in expenditures related to the construction of the Phoenix Gold Project and proceeds from restricted cash.

Financing Activities

Net cash used in financing activities was $0.1 million for the three months ended September 30, 2015 compared with net cash generated of $11.2 in the three months ended September 30, 2014, a difference of $11.3 million between periods.  In the current period the Company continued to repay finance lease obligations.  Proceeds from financing activities in the prior year period were $11.2 million primarily related to issuance of Flow-Through Shares.

Nine Months ended September 30, 2015 compared to the Nine Months ended September 30, 2014

For the nine months ended September 30, 2015, the Company had net cash outflows of $68.2 million compared to net cash inflows of $75.4 million in the nine months ended September 30, 2014, an increase of net cash outflows of $143.6 million. Increases in spending at the Phoenix Gold Project and reduction in proceeds from financing activities contributed to the net cash outflows increase for the current period.

Operating Activities

Net cash used in operating activities was $107.3 million for the nine months ended September 30, 2015 compared with net cash used in operating activities of $56.5 million for the nine months ending September 30, 2014, representing an increase of net cash outflow of $50.8 million. The increase in cash used in operations results from significant changes in non-cash working capital primarily due to payment of trade payables and accrued liabilities, and an increase in the net loss as discussed in operating results above.

Investing Activities

$69.3 million of net cash was used in investing activities for the nine months ended September 30, 2015 compared with net cash used in investing activities of $20.1 million for the nine months ended September 30, 2014, an increase of $49.2 million between periods. The change was due in part to an increase in expenditures related to the construction of the Phoenix Gold Project in the current year. Additionally, no temporary investments matured in the current period compared to $10 million that matured during the nine months ended September 30, 2014, and cash proceeds from restricted deposits of $1.9 million in the nine months ended September 30, 2015 compared to cash proceeds from restricted deposits of $3.9 million during the nine months ended September 30, 2014.

Financing Activities

Financing activities generated $101.0 million of cash in the nine months ended September 30, 2015 as the Company received the final deposit from the Gold Stream Facility, issued Flow-Through Common Shares, and entered into a Loan Facility. Proceeds from financing in the nine months ended September 30, 2014 were $151.7 million primarily due to a public offering, Flow Through Share offering, and proceeds from the Gold Stream Facility.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in Notes 2, 4, 14 and 15 to the financial statements. Overall, the Company’s most significant risk exposure relates to its Cash and Cash Equivalents, Warrant Liability, and Gold Stream Facility.

The Company’s paramount concern with respect to cash and cash equivalents balances is preservation of capital and therefore, during the period, authorized investments were restricted to instruments guaranteed by the Government of Canada or a Province of Canada or high-grade money market instruments.

The Company entered into a Gold Stream Facility in 2014 as described herein under the section “Significant accounting judgments and sources of estimation uncertainty”. Calculation of the Gold Stream Facility fair value is subject to risks and uncertainties related to variables contained in the Company’s valuation model. Management seeks to mitigate these risks in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

The Company entered into a Warrant Liability in 2015 as described herein under the section “Significant accounting judgments and sources of estimation uncertainty”. Calculation of the Warrant Liability fair value is subject to risks and uncertainties related to variables contained in the Black-Scholes option pricing model.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, other than commitment and contingencies, as described in Note 20 to the Financial Statements.

PROVISION FOR CLOSURE AND RECLAMATION

The Company has an obligation to close and rehabilitate the Phoenix Gold Project site upon its abandonment.

The estimated closure costs of the Phoenix Gold Project based on the period-end condition of the site were inflation adjusted to the estimated date of site remediation, which is 14 years from September 30, 2015, and then discounted back to the year-end using an estimate of the risk-free rate of 1.45%. The provision for closure and reclamation as at September 30, 2015 increased to $2.9 million (December 31, 2014 - $2.3 million) with the increase, after accretion of the discount of the prior estimate, added to exploration and evaluation assets.

On April 10, 2015, the Company replaced a restricted deposit with a surety bond in the amount of $3.5 million as security for reclamation and closure obligations of the Phoenix Gold project with the Ontario Ministry of Northern Development and Mines (“MNDM”).  As of September 30, 2015, the Company has deposited a total of $nil (December 31, 2014 - $3.4 million) with the MNDM.

COMMITMENTS AND CAPITAL LEASE OBLIGATIONS

At September 30, 2015, the Company has the following contractual, capital and operating lease and rental commitments:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Loan Facility	$66,970	Nil	Nil	$66,970	Nil
Capital (Finance) Lease Obligations	$9,884	$2,082	$6,748	$1,054	Nil
Lease and Rental Obligations	$1,398	$444	$901	$53	Nil
Purchase Obligations	$954	$954	Nil	Nil	Nil
Provision for power agreements	$6,600	Nil	$6,600	Nil	Nil
Other Long-Term Contractual Obligations reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$85,806	$3,480	$14,249	$68,077	Nil

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

In February 2015, the Company entered into certain agreements necessary to secure the remaining hydroelectric grid power requirements for the Phoenix Gold Project should it enter production.  The cost to the Company as a result of these agreements is dependent on a number of factors including the cost to construct the required power line upgrades.  As of September 30, 2015 the estimated cost of these agreements, in excess of amounts accrued and as described in Note 13 to the Financial Statements - Provisions and Other Liabilities, is estimated to be between $2.7 million and $16.5 million.  The balance remains unaccrued as it is contingent on uncertain future events.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the December 31, 2014 annual consolidated financial statements. The Company considers the following judgments and estimates to be most critical in understanding its financial results:

Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Estimates of the future price of gold pose a significant risk to the valuation of the Phoenix Gold Project and the impairment review of carrying values as described below.

Impairment of non-current non-financial assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty and, as such, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at September 30, 2015, certain impairment indicators were identified and an impairment assessment for the Phoenix Gold Project related to property, plant and equipment assets was completed, which included an estimate of the fair value less costs to sell of these assets using the related Phoenix Gold Project’s model projections.

Management’s impairment assessment did not result in the identification of an impairment loss as of September 30, 2015.  Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade and estimated operating costs that differ from current projections, along with increases to estimated capital costs may trigger an impairment that could be material.

Financial liabilities at fair value through profit and loss

As discussed in Note 14 to the Financial Statement – Warrant Liability, the Company entered into a secured loan facility with CPPIB for US$50.0 million on May 12, 2015.  As part of the loan facility the Company granted CPPIB 10,000,000 Warrants exercisable on or before May 12, 2020, at a price of $1.715 per Warrant.  The Company reviewed the terms of the Warrant agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. As the Warrant agreement meets the criteria for treatment as a financial liability through profit and loss, the Company designated it as such with initial and subsequent measurement at fair value.

Fair value of the Warrants Liability on initial recognition and in subsequent periods is determined using the Black-Scholes option pricing model. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as other fair value adjustments.

As discussed in Note 15 to the Financial Statements - Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold on February 10, 2014. The Company reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company concluded that the agreement represents an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company has designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
•	Change in the risk free interest rate
•	Change in the Company specific credit spread
•	Change in any expected gold ounces to be delivered
•	Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Change in Accounting Policy on Exploration and Evaluation Expenditures

Under IFRS 6 – “Exploration and Evaluation of Mineral Resources” (“IFRS 6”), the Company had historically capitalized its expenditures on E&E activities.  On November 3, 2015 the Company announced the suspension of underground activities due to additional complexity of the F2 Gold Deposit revealed during the trial stoping.  In conjunction with the reassessment of the geological interpretation of the F2 Gold Deposit, the Company has re-evaluated the accounting policy for E&E expenditures.

Effective September 30, 2015, the Company adopted a voluntary change in accounting principle, as permitted and accepted under IFRS, with respect to E&E expenditures.  The Company’s new policy on accounting for E&E expenditures is to expense these costs until such time as the technical feasibility and commercial viability has been established that supports the future development of the property, and such development receives appropriate board approvals.
The Company re-evaluated the policy for accounting for such expenditures as a result of the identified additional complexity of the Phoenix Gold Project’s F2 Gold Deposit revealed during the trial stoping period, which now requires a reassessment of the geological interpretation and has resulted in a suspension of underground activities (see Note 21). The Company has determined that such a voluntary change in accounting policy results in financial statements providing more reliable and more relevant information. The change in accounting policy is consistent with the accounting conceptual framework for the recognition of assets, and is an accepted accounting practice in the mining industry. This change in accounting policy has been applied to all of the Company’s exploration activities for all properties.

Under the previous accounting policy the Company was required to perform an impairment assessment on the carrying value of the exploration and evaluation assets. As of September 30, 2015, certain impairment indicators were noted, and may have resulted in an impairment charge, however, no impairment test was required given the change in policy adopted by the Company.

In accordance with IAS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors”, the change in accounting policy has been made retrospectively and the comparatives have been restated accordingly to all periods presented, as if the policy had always been applied.  The following table summarizes the impact of the above voluntary change in accounting princple on affected line items within the Company's consolidated balance sheet, comprehensive loss, and cash flows:

Selected Balance Sheet Items

	January 1, 2014			December 31, 2014
	As previously reported	Cumulative Change	As restated	As previously reported	Cumulative Change	As restated

Exploration and evaluation assets:
Phoenix Gold Project, Ontario	$288,592	$(288,592)	$-	$374,515	$(374,515)	$-
Other Red Lake Properties, Ontario	8,993	(8,993)	-	9,053	(9,053)	-
Nevada-Utah Properties, USA	7,117	(7,117)	-	7,117	(7,117)	-
	304,702	(304,702)	-	390,685	(390,685)	-

Accumulated deficit:	$(93,072)	$(304,702)	$(397,774)	$(104,227)	$(390,685)	$(494,912)

Selected Items from Statement of Comprehensive Loss

	Year Ended December 31, 2014
	As previously reported	Cumulative Change	As restated
Exploration and evaluation expenditures	$-	$83,445	$83,445
Share based compensation	1,603	146	1,749
Depreciation	83	2,392	2,475
Net loss for the year	(11,155)	(85,983)	(97,138)
Comprehensive loss	$(10,911)	$(85,983)	$(96,894)
Basic and diluted loss per common share	$(0.03)	$(0.24)	$(0.27)

Selected Items from Statement of Cash Flows

	Year Ended December 31, 2014
	As previously reported	Cumulative Change	As restated
Net loss for the year	$(11,155)	$(85,983)	$(97,138)
Share based compensation	1,603	146	1,749
Depreciation	83	2,392	2,475
Changes in non-cash operating working capital

Accounts Payable and Accrued Liabilities	1,952	4,354	6,306

Investing

Expenditures on exploration and evaluation assets	$(79,091)	$79,091	$-

New Accounting Policies

IFRS 15, “Revenue from Contracts with Customers”

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (“US GAAP”). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

IFRS 9, “Financial Instruments”

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the classification and measurement of financial assets. It also introduces a new expected credit loss model for calculating impairment for financial assets. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

OUTSTANDING SHARE DATA

As at November 12, 2015, the Company had the following outstanding:

Common shares	394,928,246
RSUs(1)	500,599
PSUs(1)	871,963
Stock options(1)	17,060,598
Warrants (1)	10,000,000
Fully diluted share capital	423,361,406
(1) Each RSU, PSU, Option, and Warrant entitles the holder to one Common Share.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2015  that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS AND OTHER CAUTIONARY INFORMATION

This MD&A contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the expected processing schedule of the mill, the sufficiency of the Company’s working capital to carry the Company through the PPIP period, the expected completion time of the PPIP, the anticipated benefits of additional analysis in respect of its interpretation of the F2 Gold Deposit, the opportunity to optimize the stope design and stoping method of future stopes of the F2 Gold Deposit, the requirement for additional capital to implement the PPIP, the anticipated electricity cost savings the Company will realize in connection with the IEI Program and the expected costs and timing of settlement of the infrastructure power agreements.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery or throughput rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this MD&A is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this MD&A and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This MD&A uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured”,

“indicated” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

The content of this MD&A has been read and approved by Bill Shand, P.Eng., Vice President, Operations and Howard Bird, B.Sc. (Hons.), P.Geo., Vice-President, Exploration,. Both are Qualified Persons as defined by NI 43-101.

APPROVAL

The Audit Committee on behalf of the Board of Directors has approved the disclosure contained in this MD&A.